Exhibit 23.2

[Letterhead of KPMG LLP]

The Board of Directors

Arrow Financial Corporation:

Consent of Independent Registered Public Accountants

We consent to the incorporation by reference in the registration statement on Form S-8 of Arrow Financial Corporation relating to the Arrow Financial Corporation Directors' Stock Plan, of our reports dated March 6, 2008, with respect to the consolidated balance sheets of Arrow Financial Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appears in the December 31, 2007 annual report on Form 10-K of Arrow Financial Corporation.

/s/ KPMG LLP

Albany, NY

May 28, 2008